CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GTX Corp

We hereby consent to the use in this Registration Statement on Form S-1 of our report (which contains an explanatory paragraph relating to Global Trek Xploration’s ability to continue as a going concern as described in Note 2 to the financial statements) dated February 15, 2008, relating to the financial statements of Global Trek Xploration for the years ended December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years then ended and the period from September 10, 2002 (inception) through December 31, 2007, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

LBB & Associates Ltd., LLP

Houston, Texas
May 12, 2008